EXHIBIT 99.1


                    PRESS RELEASE FOR HVI/SABA MERGER


March 22, 1999 04:28 PM

Saba Petroleum Company SAB and Horizontal Ventures, Inc. HVNV announced today that the shareholders of both companies approved the merger between HVNV and SAB at a special meeting for each company held on March 19, 1999.

Under the terms of the merger, HVNV shall be the surviving entity following its acquisition of 100% of the issued and outstanding common stock of SAB, and shareholders of SAB, other than HVNV, shall own approximately 30% of the merged company and receive HVNV common stock valued at approximately $15 million.

At the HVNV meeting, shareholders also approved a name change to GREKA ENERGY CORPORATION and the issuance of up to an additional 2,000,000 shares of its common stock for possible future acquisitions. The stock of Greka Energy Corporation is expected to trade on the NASDAQ National Market under the symbol GRKA with approximately 4.2 million shares outstanding.

Greka Energy, headquartered in New York, has bee reorganized into three separate divisions: integrated operations based in Santa Maria, California; domestic E & P managed from centrally located Oklahoma City; and international E&P managed from Calgary.

Mr. Randeep S. Grewal, Chairman, CEO & President explained, "We are committed to create shareholder value by providing a work environment to challenge and motivate employee performance, capitalizing on consistent cash flow hedged from oil price fluctuations within integrated operations, exploiting exploration and production opportunities, and penetrating new niche markets utilizing proprietary technology. Greka Energy has a senior management team that collectively has over a hundred years of specialized experience within areas of our business strategy and will lead a motivated employee team of ninety professionals focused on the execution of an innovative business plan."

Further, the holders of the Preferred Stock of SAB have agreed to terms that provide for the exchange of all shares of Series A Preferred Stock of SAB for a secured convertible note issued by HVNV. Additionally, negotiations with the controlling holders of the 9% Convertible Senior Subordinated Debentures issued by SAB are ongoing.

Greka Energy has scheduled a conference call for Wednesday, March 24, 1999, at 10 a.m. (Pacific) to discuss the approved merger. Interested persons may participate by dialing 888-422-7132, code 933392, five to ten minutes before the telephone conference is scheduled to being.

Greka Energy Corporation is an integrated company focused on exploiting E & P opportunities and penetrating new niche markets utilizing proprietary technology with emphasis on short radius horizontal drilling technology developed by BP Amoco BPA. The Company has oil and gas production and development activities in North and South American and the Far East, with primary areas of activity in Alberta, California, Louisiana, Texas, New Mexico, Columbia, Indonesia and China.

Safe Harbor for Forward Looking Statements

Except for historical information contained herein, the statements in this Release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involved known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of oil prices, product demand, market competition, risks inherent in the Company's international operations, imprecision of reserve estimates, the availability of additional oil and gas assets for acquisition on commercially reasonable terms, and the Company's ability to replace and exploit its existing oil and gas reserves. These and other risks are described in the Company's Annual Report on Form 10-K and in the Company's other filings with the Securities and Exchange Commission.